Mail Stop 4561

November 1, 2006

Mr. Clive Standish
Chief Financial Officer
UBS AG
Aeschenvorstadt 1,
CH-4051 Basel, Switzerland

      RE: UBS AG
               Form 20-F for the Fiscal Year Ended December 31, 2005
               Filed March 21, 2006
               File No. 1-15060

Dear Mr. Standish:

     We have completed our review of your Form 20-F and have no further comments at this time.

               Sincerely,

               Joyce Sweeney
               Senior Accountant